04045912

GRUPO CARSO, S.A. DE C.V.

RECEIVED

2004 NOV -5 A 10: 11

October 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of September 30, 2004 and 2003 for Grupo Carso, S.A. de C.V.

This statements are the translated version witch are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV)

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

PROCESSED
NOV 08 2004

11/5

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 3 Year: 2004

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**71,712,980**	**100**	**66,641,335**	**100**
2	**CURRENT ASSETS**	**28,622,275**	**40**	**23,229,971**	**35**
3	CASH AND SHORT-TERM INVESTMENTS	2,335,722	3	1,532,066	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	11,484,294	16	9,186,412	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,505,362	2	1,232,241	2
6	INVENTORIES	12,838,618	18	10,919,134	16
7	OTHER CURRENT ASSETS	458,279	1	360,118	1
8	**LONG-TERM**	**2,279,198**	**3**	**2,256,759**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	38,190	0	37,857	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,666,926	2	1,656,234	2
11	OTHER INVESTMENTS	574,082	1	562,668	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**36,487,154**	**51**	**36,762,266**	**55**
13	PROPERTY	27,640,944	39	27,199,468	41
14	MACHINERY AND INDUSTRIAL	35,432,616	49	36,046,378	54
15	OTHER EQUIPMENT	5,415,843	8	4,981,046	7
16	ACCUMULATED DEPRECIATION	33,749,628	47	32,993,725	50
17	CONSTRUCTION IN PROGRESS	1,747,379	2	1,529,099	2
18	**DEFERRED ASSETS (NET)**	**3,838,923**	**5**	**4,342,136**	**7**
19	**OTHER ASSETS**	**485,430**	**1**	**50,203**	**0**
20	**TOTAL LIABILITIES**	**39,555,550**	**99**	**36,944,582**	**100**
21	**CURRENT LIABILITIES**	**19,007,969**	**48**	**18,592,705**	**50**
22	SUPPLIERS	4,624,182	12	3,994,677	11
23	BANK LOANS	6,019,582	15	6,617,879	18
24	STOCK MARKET LOANS	2,332,355	6	2,461,795	7
25	TAXES TO BE PAID	1,409,039	4	1,325,079	4
26	OTHER CURRENT LIABILITIES	4,622,811	12	4,193,275	11
27	**LONG-TERM LIABILITIES**	**10,753,050**	**27**	**9,051,861**	**25**
28	BANK LOANS	7,203,050	18	6,373,596	17
29	STOCK MARKET LOANS	3,550,000	9	2,678,265	7
30	OTHER LOANS	0	0	-	0
31	**DEFERRED LOANS**	**9,600,231**	**24**	**9,281,164**	**25**
32	**OTHER LIABILITIES**	**194,300**	**0**	**18,852**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**32,157,430**	**100**	**29,696,753**	**100**
34	**MINORITY INTEREST**	**6,597,731**	21	**6,072,866**	20
35	**MAJORITY INTEREST**	**25,559,699**	**79**	**23,623,887**	**80**
36	**CONTRIBUTED CAPITAL**	**7,756,185**	**24**	**7,799,573**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	933,242	3	974,396	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,920,154	15	4,922,033	17
39	PREMIUM ON SALES OF SHARES	1,902,789	6	1,903,144	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**17,803,514**	**56**	**15,824,314**	**53**
42	RETAINED EARNINGS AND CAPITAL RESERVE	51,969,578	162	52,208,035	176
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(37,550,778)	(117)	(37,826,298)	(127)
45	NET INCOME FOR THE YEAR	3,384,714	11	1,442,577	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,335,722**	**100**	**1,532,066**	**100**
46	CASH	585,259	25	576,024	38
47	SHORT-TERM INVESTMENTS	1,750,463	75	956,042	62
18	**DEFERRED ASSETS (NET)**	**3,838,923**	**100**	**4,342,136**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,127,651	82	3,178,991	73
49	GOODWILL	403,197	11	691,840	16
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	308,075	6	471,305	11
21	**CURRENT LIABILITIES**	**19,007,969**	**100**	**18,592,705**	**100**
52	FOREING CURRENCY LIABILITIES	6,462,365	34	5,262,894	28
53	MEXICAN PESOS LIABILITIES	12,545,604	66	13,329,811	72
24	**STOCK MARKET LOANS**	**2,332,355**	**100**	**2,461,795**	**100**
54	COMMERCIAL PAPER	2,332,355	100	2,461,795	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,622,811**	**100**	**4,193,275**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	3,063	-	575,672	14
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,619,748	100	3,617,603	86
27	**LONG-TERM LIABILITIES**	**10,753,050**	**100**	**9,051,861**	**100**
59	FOREING CURRENCY LIABILITIES	6,958,668	65	5,113,354	56
60	MEXICAN PESOS LIABILITIES	3,794,382	35	3,938,507	44
29	**STOCK MARKET LOANS**	**3,550,000**	**100**	**2,678,265**	**100**
61	BONDS	3,550,000	100	2,678,265	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**9,600,231**	**100**	**9,281,164**	**100**
65	NEGATIVE GOODWILL	326,495	3	32,777	0
66	DEFERRED TAXES	9,273,373	97	8,986,292	97
67	OTHERS	363	-	262,095	3
32	**OTHER LIABILITIES**	**194,300**	**100**	**18,852**	**100**
68	RESERVES	190,480	98	16,304	86
69	OTHERS LIABILITIES	3,820	2	2,548	14
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**(37,550,778)**	**100**	**(37,826,298)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	242,394	1	242,394	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(37,793,172)	(101)	(38,068,692)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 3 Year: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	9,614,306	4,637,266
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	1,175	918
75	EMPLOYERS (*)	48,282	46,365
76	WORKERS (*)	31,384	22,792
77	CIRCULATION SHARES (*)	807,077,118	842,666,900
78	REPURCHASED SHARES (*)	107,922,882	72,333,100

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**49,070,740**	**100**	**41,964,009**	**100**
2	COST OF SALES	36,035,603	73	30,424,777	73
3	**GROSS INCOME**	**13,035,137**	**27**	**11,539,232**	**27**
4	OPERATING	6,794,475	14	6,428,465	15
5	**OPERATING INCOME**	**6,240,662**	**13**	**5,110,767**	**12**
6	TOTAL FINANCING COST	593,757	1	1,270,912	3
7	**INCOME AFTER FINANCING COST**	**5,646,905**	**12**	**3,839,855**	**9**
8	OTHER FINANCIAL OPERATIONS	19,341	0	1,107,777	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**5,627,564**	**12**	**2,732,078**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,234,125	5	1,374,315	3
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**3,393,439**	**7**	**1,357,763**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	747,616	2	657,432	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,141,055**	**8**	**2,015,195**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,141,055**	**8**	**2,015,195**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,141,055**	**8**	**2,015,195**	**5**
19	NET INCOME OF MINORITY INTEREST	756,341	2	572,618	1
20	**NET INCOME OF MAJORITY INTEREST**	**3,384,714**	**7**	**1,442,577**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**49,070,740**	**100**	**41,964,009**	**100**
21	DOMESTIC	44,210,929	90	38,124,262	91
22	FOREIGN	4,859,811	10	3,839,747	9
23	TRANSLATED IN TO DOLLARS (***)	423,413	1	337,959	1
6	**TOTAL FINANCING COST**	**593,757**	**100**	**1,270,912**	**100**
24	INTEREST PAID	1,700,329	306	1,939,625	153
25	EXCHANGE LOSSES	1,091,765	232	2,146,057	169
26	INTEREST EARNED	597,232	150	482,939	38
27	EXCHANGE PROFITS	1,072,690	213	1,854,929	146
28	GAIN DUE TO MONETARY POSITION	(535,073)	(77)	(483,222)	(38)
42	LOST IN DEVALUATION OF UDI'S	6,941	1	6,974	1
43	GAIN IN APPRECIATION OF UDI'S	283	0	654	0
8	**OTHER FINANCIAL OPERATIONS**	**19,341**	**100**	**1,107,777**	**100**
29	OTHER NET EXPENSES (INCOME) NET	27,376	110	1,116,521	101
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(8,035)	(10)	(8,744)	(1)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,234,125**	**100**	**1,374,315**	**100**
32	INCOME TAX	1,794,700	84	1,666,711	121
33	DEFERED INCOME TAX	32,904	(2)	(572,978)	(42)
34	WORKERS' PROFIT SHARING	364,699	16	303,599	22
35	DEFERED WORKERS' PROFIT SHARING	41,822	2	-23,017	(2)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	49,070,741	41,964,010
37	NET INCOME OF THE YEAR	1,708,329	2,126,521
38	NET SALES (**)	65,685,656	57,222,704
39	OPERATION INCOME (**)	8,584,301	7,094,334
40	NET INCOME OF MAYORITY INTEREST (**)	3,977,323	1,922,112
41	NET CONSOLIDATED INCOME (**)	5,029,386	2,844,100

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**17,184,266**	**100**	**14,563,497**	**100**
2	COST OF SALES	12,741,497	74	10,555,006	72
3	**GROSS INCOME**	**4,442,769**	**26**	**4,008,491**	**28**
4	OPERATING	2,290,226	13	2,130,009	15
5	**OPERATING INCOME**	**2,152,543**	**13**	**1,878,482**	**13**
6	TOTAL FINANCING COST	233,166	1	496,711	3
7	**INCOME AFTER FINANCING COST**	**1,919,377**	**11**	**1,381,771**	**9**
8	OTHER FINANCIAL OPERATIONS	(25,844)	0	863,540	6
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,945,221**	**11**	**518,231**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	743,656	4	360,464	2
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**1,201,565**	**7**	**157,767**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	219,914	1	211,628	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,421,479**	**8**	**369,395**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,421,479**	**8**	**369,395**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,421,479**	**8**	**369,395**	**3**
19	NET INCOME OF MINORITY INTEREST	260,789	2	205,944	1
20	**NET INCOME OF MAJORITY INTEREST**	**1,160,690**	**7**	**163,451**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 3 Year: 2004

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**17,184,266**	**100**	**14,563,497**	**100**
21	DOMESTIC	15,478,683	90	13,291,933	91
22	FOREIGN	1,705,583	10	1,271,564	9
23	TRANSLATED IN TO DOLLARS (***)	147,176	1	111,799	1
6	**TOTAL FINANCING COST**	**233,166**	**100**	**496,711**	**100**
24	INTEREST PAID	597,374	256	693,061	140
25	EXCHANGE LOSSES	254,688	109	554,108	112
26	INTEREST EARNED	55,742	24	273,870	55
27	EXCHANGE PROFITS	305,865	131	291,964	59
28	GAIN DUE TO MONETARY POSITION	(259,060)	(111)	(186,495)	(38)
42	LOST IN DEVALUATION OF UDI'S	1,771	1	1,871	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(25,844)**	**100**	**863,540**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(22,334)	(86)	866,967	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(3,510)	(14)	(3,427)	-
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**743,656**	**100**	**360,464**	**100**
32	INCOME TAX	540,102	73	96,108	27
33	DEFERED INCOME TAX	62,835	8	163,562	45
34	WORKERS' PROFIT SHARING	126,857	17	70,516	20
35	DEFERED WORKERS' PROFIT SHARING	13,862	2	30,278	8

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,141,055**	**2,015,195**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	963,500	1,574,033
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**5,104,555**	**3,589,228**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,532,198)	(2,411,192)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,572,357**	**1,178,036**
6	CASH FLOW FROM EXTERNAL FINANCING	2,063,356	876,124
7	CASH FLOW FROM INTERNAL FINANCING	(2,388,059)	(1,801,507)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(324,703)**	**(925,383)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,137,913)**	**(1,327,070)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	109,741	(1,074,417)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,225,981	2,606,483
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,335,722	1,532,066

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 3 Year: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**963,500**	**1,574,033**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,815,101	1,742,816
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(851,601)	(168,783)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,532,198)**	**(2,411,192)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(2,310,040)	(1,216,454)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(816,223)	(306,138)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(630,279)	(377,452)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	67,999	(596,966)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,156,345	85,818
6	**CASH FLOW FROM EXTERNAL FINANCING**	**2,063,356**	**876,124**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,418,189	851,886
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(198,487)	(1,348,372)
25	+ DIVIDEND RECEIVED	848,219	827,974
26	+ OTHER FINANCING	(4,565)	544,636
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,388,059)**	**(1,801,507)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(35,133)	(28,418)
31	(-) DIVIDENS PAID	(978,338)	(1,088,754)
32	+ PREMIUM ON SALE OF SHARES	(1,374,588)	(684,335)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,137,913)**	**(1,327,070)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	297,731	(83,729)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,844,279)	(815,396)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(271,044)	(596,867)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	134,145	366,071
39	+ (-) OTHER ITEMS	(454,466)	(197,149)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.44	%	4.80	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.56	%	8.14	%
3	NET INCOME TO TOTAL ASSETS (**)	7.01	%	4.27	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.35	%	14.48	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.92	%	23.98	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.92	times	0.86	times
7	NET SALES TO FIXED ASSETS (**)	1.80	times	1.56	times
8	INVENTORIES ROTATION (**)	3.74	times	3.79	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.76	%	17.46	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.16	%	55.44	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.23	times	1.24	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.93	%	28.09	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	29.47	%	24.62	%
15	OPERATING INCOME TO INTEREST PAID	3.67	times	2.63	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.66	times	1.55	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.51	times	1.25	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.83	times	0.66	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.72	times	0.63	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	12.29	%	8.24	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.40	%	8.55	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.16)	%	(5.75)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.51	times	0.61	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(635.46)	%	(94.68)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	735.46	%	194.68	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	86.27	%	61.44	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 4.81	$ 2.24
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 6.87	$ 3.32
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$.	$ 0.00
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	0.41 $ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.38	$ 0.00
8	CARRYING VALUE PER SHARE	$ 31.67	$ 28.03
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.36	$ 0.37
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.65 times	1.28 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.88 times	16.06 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		11	807,077,118			807,077,118	933,242	
TOTAL			**807,077,118**	**0**	**0**	**807,077,118**	**933,242**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
807,077,118
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A-1	107,922,882	34.04589	52.31000